

Mail Stop 3720

March 29, 2010

Lai Ni Quiaque
Chief Financial Officer
City Telecom (H.K.) Limited
12th Floor, Trans Asia Centre
No.18 Kin Hong Street
Kwai Chung, New Territories
Hong Kong

> **RE: City Telecom (H.K.) Limited**
> **Amendment No. 1 to Form 20-F for the year ended August 31, 2009**
> **Filed March 24, 2010**
> **File No. 0-30354**

Dear Mr. Lai:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

/s Robert Bartelmes, for
Larry Spirgel
Assistant Director